Shannon McNulty
June 7, 2024	404-504-7735
smcnulty@mmmlaw.com
www.mmmlaw.com

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	RealtyMogul Income REIT, LLC
Offering Statement on Form 1-A
Post-qualification Amendment No. 3
Filed April 9, 2024
File No. 024-11877

To Whom it May Concern:

This letter is being submitted on behalf of RealtyMogul Income REIT, LLC (File No. 024-11877) (the “Company”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated April 30, 2024 (the “Comment Letter”) regarding the Company’s Post-Qualification Amendment No. 3 to its Offering Statement on Form 1-A (the “Previous Filing”) filed with the Commission on April 9, 2024 in connection with its offering of common shares pursuant to Regulation A (the “Offering”). The Company previously responded to certain comments in the Comment Letter on May 16, 2024, which response included a concurrent filing of Post-Qualification Amendment No. 4 to the Company’s Offering Statement on Form 1-A (the “Amended Filing”), which included changes in response to the Staff’s comments and other updates necessitated by the passage of time.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Previous Filing, and page references in the responses refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Phone: 404.233.7000 | www.mmmlaw.com

1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326

Atlanta ● Washington, DC ● Raleigh-Durham ● Savannah

Morris, Manning & Martin, LLP

Securities and Exchange Commission

June 7, 2024

Plan of Distribution, page 144

Comment No. 1: We note your response to prior comment 5. We are still considering your disclosure regarding the automatic investment program.

Response:

The Company hereby undertakes to provide and prepare, as part of the automatic investment program, a notification to be sent to each participant in the program prior to such participant’s periodic investment that will notify such participant of the following: (i) they have previously elected to participate in the automatic investment program whereby a monthly periodic investment will be made on their behalf for additional common shares of the Company, (ii) such periodic investment is scheduled to be made on the 10th day of each month, or the following business day if the 10th day of the month falls on a weekend, and (iii) if such participant no longer wishes to participate in the program, they can elect to terminate their participation in the program via a single-click toggle function located in the section of the RealtyMogul website that displays such investor’s account information, or such investor’s “investor dashboard.” A link to the website will also be provided in this notification. If such participant elects to terminate their participation in the program via the notification, such termination will become effective before the next scheduled monthly periodic investment. If the participant wishes to continue to participate in the program, they do not have to do anything further.

The Company hereby represents that its manager, RM Adviser, LLC (“Manager”), through a shared services agreement with Realty Mogul, Co., will be monitoring monthly the suitability of the Company’s shareholders in connection with investor suitability requirements under Regulation A, including shareholders who participate in the automatic investment program. In connection with such monitoring, the Manager will review information available regarding an investor’s accreditation and, if such shareholder is not accredited, whether such shareholder meets the 10% investment limitation for non-accredited investors under Regulation A. If, based on the information in possession of the Company or the Manager, and as a result of the monthly monitoring efforts, the Company or Manager determines that a particular shareholder no longer meets such suitability requirements under Regulation A, such shareholder’s participation in the automatic investment program will be terminated prior to the time of the next periodic investment for such particular shareholder, subject to such shareholder providing their updated financial information. The Company and Manager are hereby undertaking these monitoring efforts notwithstanding Regulation A’s less stringent requirements, which provide that issuers may notify investors of investment limitations under Regulation A and may rely on investors’ representations of compliance with such limitations, unless an issuer knew at the time of sale that any such representation was untrue. To that end, as disclosed in the Company’s offering circular, the Company provides such notice to investors of Regulation A’s investment limitations and provides specific disclosures regarding the automatic investment program, including disclosure providing that an investor, by electing to participate in the automatic investment program, agrees that if at any time they fail to meet the applicable qualified purchaser limits or cannot make the other investor representations or warranties set forth in the then current offering circular or in the subscription agreement, they will promptly notify the Company of that fact and their participation in the plan will terminate. Moreover, in connection with purchasing the Company’s shares, an investor must execute a subscription agreement, which includes representations by the investor that they meet the suitability requirements under Regulation A.

The Company respectfully submits that term “automatic investment program” is currently disclosed in numerous places, including, among other things, the RealtyMogul website and the Company’s offering circular and subscription agreement, as well as used in numerous materials of the Company, including its shareholder communications such as fact sheets and quarterly shareholder updates. The Company respectfully submits that changing the name of the program would require a significant amount of the Company’s resources including key personnel’s time and effort as well would be a great expense such that changing the name would be unduly burdensome on the Company. Therefore, the Company respectfully requests that no change to the name of the automatic investment program be made at this time.

Morris, Manning & Martin, LLP

Securities and Exchange Commission

June 7, 2024

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7735.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Shannon McNulty
Shannon McNulty

cc: Jilliene Helman